12g 3-2(b)
82-4890

02 NOV 12 AM 8:36

SUPPL

Westone Ventures Inc.

Interim Financial Statements
(unaudited - see notice to reader)

Nine-month interim period ended August 31, 2002

dlw 11/15

Watson Aberant LLP
CHARTERED ACCOUNTANTS

Watson Aberant LLP
CHARTERED ACCOUNTANTS

4212 - 98 Street
Edmonton, Alberta
T6E 6A1

Telephone (780) 438-5969
Fax: (780) 437-3918
Email: watson_aberant@canada.com

NOTICE TO READER

We have compiled the interim balance sheet of Westone Ventures Inc. as at August 31, 2002 and the interim statements of operations, deficit and cash flows for the nine-month interim period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Edmonton, Alberta
October 18, 2002

Watson Aberant LLP
Chartered Accountants

Westone Ventures Inc.
(Incorporated under the Business Corporations Act of Alberta)
Interim Balance Sheet
(unaudited - see notice to reader)

As at	August 31, 2002	November 30, 2001
Assets		
Current		
Cash	$ 30,699	$ 85,919
Goods and services tax recoverable	6,131	2,881
	36,830	88,800
Investment and advances (note 3)	1,500	-
	$ 38,330	$ 88,800
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 10,114	$ 8,684
Due to related party (note7)	50,000	-
Advances from director (note7)	418,569	587,564
	478,683	596,248
Share capital and deficit		
Share capital (note 4)	1,450,937	1,298,477
Deficit	(1,891,290)	(1,805,925)
	(440,353)	(507,448)
	$ 38,330	$ 88,800

Approved On Behalf Of The Board

Director

Director

See accompanying notes

Watson Aberant LLP
CHARTERED ACCOUNTANTS

Westone Ventures Inc.
Interim Statement of Deficit
(unaudited - see notice to reader)

Nine-month interim period ended August 31,	2002	2001
Deficit, beginning of interim period	$ (1,805,925)	$ (1,239,335)
Loss for the interim period	(85,365)	(398,718)
Deficit, end of interim period	$ (1,891,290)	$ (1,638,053)

See accompanying notes

Watson Aberant LLP
CHARTERED ACCOUNTANTS

Westone Ventures Inc.
Interim Statement of Operations
(unaudited - see notice to reader)

Nine-month interim period ended August 31,	2002	2001
Revenue	$ -	$ -
Expenses		
Consulting fees	46,729	-
Office and occupancy costs	23,814	21,688
Professional fees	10,053	8,150
Listing fees	4,675	12,452
Interest and bank charges	94	156
General and administrative	-	1,402
Travel, advertising and promotion	-	8,262
Amortization of option costs	-	63,490
	85,365	115,600
Loss from operations	(85,365)	(115,600)
Other expense		
Write down of exploration prospects	-	283,118
Loss for the interim period	$ (85,365)	$ (398,718)
Basic loss per share (note 5)	$ (0.005)	$ (0.025)
Diluted loss per share (note 5)	$ (0.005)	$ (0.025)
Weighted average number of shares outstanding	16,680,401	15,996,000

See accompanying notes

Watson Aberant LLP
CHARTERED ACCOUNTANTS

Westone Ventures Inc.
Interim Statement of Cash Flows
(unaudited - see notice to reader)

Nine-month interim period ended August 31,	2002	2001
Cash flows from operating activity		
Cash paid to suppliers	$ (87,185)	$ (83,407)
Cash flows from investing activities		
Advances to related party	50,000	-
Purchase of investments	(1,500)	(42,414)
	48,500	(42,414)
Cash flows from financing activities		
(Repayment of) Advances from director	(168,995)	119,130
Issuance of share capital	152,460	-
	(16,535)	119,130
Decrease in cash	(55,220)	(6,691)
Cash, beginning of interim period	85,919	9,669
Cash, end of interim period	$ 30,699	$ 2,978

See accompanying notes

Watson Aberant LLP
CHARTERED ACCOUNTANTS

Westone Ventures Inc.
Interim Statement of Operations
(unaudited - see notice to reader)

Three-month interim period ended August 31,	2002	2001
Revenue	$ -	$ -
Expenses		
Consulting fees	14,019	-
Office and occupancy costs	6,954	5,528
Professional fees	2,070	1,100
Listing fees	1,203	8,290
Interest and bank charges	28	33
General and administrative	-	1,402
Travel, advertising and promotion	-	2,500
Amortization of option costs	-	1,651
	24,274	20,504
Loss from operations	(24,274)	(20,504)
Other expense		
Write down of exploration prospects	-	283,118
Loss for the interim period	$ (24,274)	$ (303,622)
Basic loss per share (note 5)	$ (0.001)	$ (0.019)
Diluted loss per share (note 5)	$ (0.001)	$ (0.019)
Weighted average number of shares outstanding	17,520,600	15,996,000

See accompanying notes

Watson Aberant LLP
CHARTERED ACCOUNTANTS

Nine-month interim period ended August 31, 2002

1. **Nature of operations**

Westone Ventures Inc. was incorporated under the Business Corporations Act of Alberta on November 19, 1993. The company is involved in securing equity financing with which it identifies, evaluates and invests in business or resource prospects. The company finances its resource investments by the issuance of securities to the extent such instruments are issuable under terms acceptable to the company.

The ability of the company to continue participating and realizing on projects, prospects or investments is dependent on the company being successful in obtaining debt or equity financing to meet their portion of future commitments.

2. **Significant accounting policies**

These unaudited interim financial statements should be read in conjunction with the November 30, 2001 annual audited financial statements.

The following accounting policies have not changed from the November 30, 2001 annual audited financial statements.

(a) **Loss per share**

The loss per share is calculated using the weighted-average number of common shares outstanding during the period. See note 5.

(b) **Use of estimates**

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

4. Share capital

Authorized
Unlimited number of common voting shares
Unlimited number of preferred non-voting shares

	Number	Amount
Issued		
Issuance of common shares; December 18, 1993 ($0.10 per share)	**750,000**	$ 75,000
Issuance of common shares; public offering, July 7, 1994 ($0.20 per share less issue costs)	**1,000,000**	160,690
Issuance of common shares; private offering, July 13, 1998 ($0.20 per share)	**1,275,000**	255,000
Issuance of common shares; exercise of options; July 28, 1998 ($0.20 per share)	**175,000**	35,000
	3,200,000	525,690
Stock split - three for one; November 30, 1998	**6,400,000**	-
Balance at November 30, 1998	**9,600,000**	525,690
Issuance of common shares; exercise of options; April 20, 1999 ($0.0666 per share)	**198,000**	13,200
Issuance of common shares; exercise of options; August 20, 1999 ($0.0666 per share)	**25,000**	1,665
Issuance of common shares; exercise of options; November 17, 1999 ($0.0666 per share)	**50,000**	3,330
Issuance of common shares; exercise of warrants; November 10, 1999 ($0.0666 per share)	**3,825,000**	254,745
Issuance of common shares; private placement; June 1, 2000 ($0.24 per share)	**2,000,000**	480,000
Issuance of common shares; exercise of options; November 30, 2000 ($0.0666 per share)	**298,000**	19,847
Balance at November 30, 2001	**15,996,000**	1,298,477
Issuance of common shares; exercise of options; May 1, 2002 ($0.10 per share)	**1,524,600**	152,460
Balance at August 31, 2002	**17,520,600**	$ 1,450,937

The company follows the accounting policy of reducing the proceeds from the issue of new shares by the costs directly related to the issuance.

5. **Loss per share**

	Income (Numerator)	Shares (Denominator)	Per share amount
Basic Loss Per Share:			
Loss for the three-month interim period ended August 31, 2002, also was the loss available to common shareholders	$(24,274)	17,520,600	**$(0.001)**
Effect of dilutive securities (Note)	NIL	NIL	
Diluted Loss Per Share:			
Adjusted loss available to common shareholders	$24,274)	17,520,600	**$(0.001)**
Basic Loss Per Share:			
Loss for the nine-month interim period ended August 31, 2002, also was the loss available to common shareholders	$(85,365)	16,680,401	**$(0.005)**
Effect of dilutive securities (Note)	NIL	NIL	
Diluted Loss Per Share:			
Adjusted loss available to common shareholders	$(85,365)	16,680,401	**$(0.005)**

Note:

Options to purchase the remaining 179,000 shares at $0.0667/share pursuant to the August 17, 1998 Management Stock Option Agreement were outstanding during the nine-month interim period ended August 31, 2002 but were not included in the computation of diluted loss per share because the option's exercise price was greater than the average market price of the common shares. The options, which expire on August 17, 2003, were still outstanding on August 31, 2002.

Options to purchase 1,524,600 shares at $0.10/share pursuant to the December 28, 2000 Stock Option Agreement were outstanding from December 1, 2001 to April 30, 2002 but were not included in the computation of diluted loss per share because the option's exercise price was greater than the average market price of the common shares. All outstanding options under this agreement were exercised on May 1, 2002.

6. **Income taxes**

For income tax purposes, the company has losses carried forward amounting to $537,885, which can be applied to reduce future years' taxable income. Of the $537,885, $212,167 losses expire in 2008.

7. **Related party transactions**

The following transactions have occurred during the interim period. These transactions are in the normal course of operations and are measured at exchange amounts.

Consulting fees paid	$ 46,729
Occupancy costs paid	$ 20,794
Repayment of advances from director	$168,995

At August 31, 2002 balances owing to the director and a related party were $418,569 and $50,000 respectively. These outstanding balances are due on demand and are non-interest bearing. As the related parties have indicated that they do not intend to demand repayment in the next twelve months, the outstanding balances have been classified as long-term.

The related parties are related by virtue of common management.

8. **Financial instruments**

Financial instruments consist of recorded amounts of accounts payable and accruals and advances from director which will result in future cash outlays.

The carrying values of the financial instruments noted above approximate their fair values.